Pricing Term Sheet	Free Writing Prospectus
dated as of July 22, 2010	Filed pursuant to Rule 433
Relating to
the Preliminary Prospectus Supplements each dated July 20, 2010 to the Prospectus dated December 2, 2008
File No. 333-155884
Apache Corporation
Concurrent Offerings of
23,000,000 Shares of Common Stock, par value $0.625 per Share
(the “common stock offering”)
and
22,000,000 Depositary Shares
Each Representing a 1/20th Interest in a Share of
6.00% Mandatory Convertible Preferred Stock, Series D
(the “depositary shares offering”)
The information in this pricing term sheet relates only to the common stock offering and the depositary shares offering and should be read together with (i) the preliminary prospectus supplement dated July 20, 2010 relating to the common stock offering (the “common stock preliminary prospectus supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated July 20, 2010 relating to the depositary shares offering (the “depositary shares preliminary prospectus supplement”), including the documents incorporated by reference therein and (iii) the related base prospectus dated December 2, 2008, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-155884. Neither the closing of the common stock offering nor the closing of the depositary share offering is contingent on the successful completion of the other offering. Terms used but not defined in this pricing term sheet have the meanings given to such terms in the common stock preliminary prospectus supplement or the depositary shares preliminary prospectus supplement, as applicable.

Issuer:	Apache Corporation

Ticker / Exchanges for common stock:	APA / the New York Stock Exchange, the NASDAQ Global Select Market and the Chicago Stock Exchange

Trade date:	July 22, 2010.

Settlement date:	July 28, 2010.

Common Stock Offering

Common stock offered:	23,000,000 shares of the Issuer’s common stock, par value $0.625 per share (the “common stock”)

Option for underwriters to purchase additional shares of common stock:	3,450,000 additional shares

Last reported sale price of common stock on NYSE on July 22, 2010:	$89.28 per share of common stock

Public offering price:	$88.00 per share / $2,024,000,000 total, excluding the underwriters’ option to purchase additional shares.

Joint Book-Running Managers:	Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.

CUSIP:	037411105

Depositary Shares Offering

Depositary shares offered:	22,000,000 depositary shares, each of which represents a 1/20th interest in a share of the Issuer’s 6.00% Mandatory Convertible Preferred Stock, Series D (“mandatory convertible preferred stock”). At the consummation of the depositary shares offering, the Issuer will issue 1,100,000 shares of mandatory convertible preferred stock, subject to the underwriters’ option to purchase additional depositary shares.

Option for underwriters to purchase additional depositary shares:	3,300,000 additional depositary shares (corresponding to 165,000 additional shares of the mandatory convertible preferred stock).

Public offering price:	$50 per depositary share / $1,100,000,000 total, excluding the underwriters’ option to purchase additional depositary shares.

Dividends:	6.00% on the liquidation amount of $1,000 for each share of mandatory convertible preferred stock per year (equivalent to $60.00 per annum per share of mandatory convertible preferred stock, corresponding to $3.00 per annum per depositary share). The dividend payable on the first dividend payment date, if declared, is expected to be $15.50 per share of mandatory convertible preferred stock and on each subsequent dividend payment date, if declared, is expected to be $15.00 per share of mandatory convertible preferred stock (equivalent to $0.775 and $0.75, respectively, per depositary share).

The Issuer will pay dividends in cash on each dividend payment date, and on August 1, 2013 or any earlier conversion date, the Issuer may pay dividends in cash, shares of the common stock or a combination thereof, at its election and subject to the share cap. The “share cap” is an amount per share equal to the product of (i) two and (ii) the maximum conversion rate, subject to adjustment as described in the depositary shares preliminary prospectus supplement.

Dividend payment dates:	If declared, February 1, May 1, August 1 and November 1 of each year, commencing on November 1, 2010.

Authorized share condition:	The Issuer has reserved 28,750,920 shares as designated shares (as defined in the depositary shares preliminary prospectus supplement) for conversions of the mandatory convertible preferred stock and the authorized share condition as set forth in the depositary share preliminary prospectus supplement is satisfied as of the date hereof; provided, however, that to the extent that the underwriters do not exercise their option to purchase additional depositary shares, the number of designated shares will be reduced proportionately (and, for the avoidance of doubt, will in no case be less than 25,000,800 shares).

Mandatory conversion date:	August 1, 2013.

Initial price:	$88.00.

Threshold appreciation price:	$109.12, which represents an appreciation of approximately 24.0% over the initial price.

Conversion rate per share of mandatory convertible preferred stock:	The conversion rate for each share of mandatory convertible preferred stock will not be more than 11.364 shares of the common stock and not less than 9.164 shares of the common stock (respectively, the “maximum conversion rate” and “minimum conversion rate”) (and, correspondingly, the conversion rate for each depositary share will not be more than 0.5682 shares of the common stock and not less than 0.4582 shares of the common stock).

The following table illustrates the conversion rate per share of the mandatory convertible preferred stock, subject to adjustment as described in the depositary shares preliminary prospectus supplement, based on the applicable market value of the common stock on the mandatory conversion date:

	Applicable Market Value Per Share on the Mandatory Conversion Date	Conversion Rate per Share of Mandatory Convertible Preferred Stock

	Less than or equal to the initial price	11.364 shares of common stock

	Greater than the initial price and less than the threshold appreciation price	$1,000, divided by the applicable market value

	Equal to or greater than the threshold appreciation price	9.164 shares of common stock

If the applicable market value of the common stock exceeds the threshold appreciation price, the value of the common stock received by the holder of a depositary share upon conversion will be approximately 80.64% of the value of the common stock that could be purchased with $50 in the concurrent common stock offering.

The following table illustrates the conversion rate per depositary share, subject to adjustment as described in the depositary shares preliminary prospectus supplement, based on the applicable market value of the common stock on the mandatory conversion date:

	Applicable Market Value Per Share on the Mandatory Conversion Date	Conversion Rate per Depositary Share

	Less than or equal to the initial price	0.5682 shares of common stock

	Greater than the initial price and less than the threshold appreciation price	$50, divided by the applicable market value

	Equal to or greater than the threshold appreciation price	0.4582 shares of common stock

Optional conversion:	At any time prior to July 15, 2013, other than during the fundamental change conversion period and as long as no shares of fundamental change preferred stock (as defined in the depositary shares preliminary prospectus supplement) are outstanding, a holder of mandatory convertible preferred stock may elect to convert such holder’s shares of mandatory convertible preferred stock at the minimum conversion rate of 9.164 shares of the common stock per share of mandatory convertible preferred stock (equivalent to 0.4582 shares of the common stock per depositary share), subject to adjustment as described in the depositary shares preliminary prospectus supplement. Because each depositary share represents a 1/20th fractional interest in a share of mandatory convertible preferred stock, a holder of depositary shares may only convert its depositary shares in lots of 20 depositary shares.

Fundamental change:	The following table sets forth the fundamental change conversion rate per share of mandatory convertible preferred stock based on the effective date of the fundamental change and the stock price in the fundamental change:

Stock Price on Effective Date
Effective Date	$20.00	$40.00	$60.00	$75.00	$80.00	$88.00	$95.00	$100.00	$110.00	$125.00	$150.00	$200.00	$250.00	$300.00
July 28, 2010	18.890	14.786	13.026	12.178	11.952	11.636	11.400	11.250	10.992	10.688	10.336	9.946	9.746	9.626
November 1, 2010	18.310	14.540	12.886	12.066	11.844	11.534	11.302	11.154	10.900	10.604	10.260	9.888	9.702	9.592
February 1, 2011	17.716	14.284	12.740	11.950	11.734	11.428	11.200	11.054	10.806	10.514	10.180	9.828	9.654	9.554
May 1, 2011	17.114	14.022	12.596	11.834	11.622	11.324	11.098	10.954	10.708	10.420	10.098	9.764	9.606	9.516
August 1, 2011	16.508	13.760	12.456	11.724	11.516	11.222	10.998	10.854	10.610	10.326	10.012	9.700	9.558	9.478
November 1, 2011	15.896	13.494	12.322	11.620	11.416	11.122	10.898	10.756	10.510	10.228	9.924	9.636	9.510	9.440
February 1, 2012	15.276	13.224	12.192	11.522	11.320	11.028	10.800	10.656	10.408	10.128	9.832	9.568	9.462	9.402
May 1, 2012	14.652	12.944	12.068	11.434	11.234	10.938	10.706	10.558	10.304	10.020	9.734	9.500	9.412	9.364
August 1, 2012	14.022	12.656	11.952	11.362	11.162	10.858	10.616	10.460	10.194	9.904	9.630	9.432	9.364	9.326
November 1, 2012	13.386	12.358	11.842	11.312	11.112	10.794	10.532	10.364	10.076	9.774	9.516	9.364	9.314	9.286
February 1, 2013	12.744	12.046	11.732	11.302	11.104	10.760	10.464	10.268	9.940	9.618	9.392	9.298	9.268	9.248
May 1, 2013	12.098	11.728	11.592	11.348	11.172	10.798	10.424	10.170	9.754	9.416	9.270	9.234	9.220	9.208
August 1, 2013	11.364	11.364	11.364	11.364	11.364	11.364	10.526	10.000	9.164	9.164	9.164	9.164	9.164	9.164

The exact stock price and effective date of the fundamental change may not be set forth on the table, in which case:
•	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $300.00 per share (subject to adjustment as described in the depositary shares preliminary prospectus supplement), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment as described in the depositary shares preliminary prospectus supplement; and

•	if the stock price is less than $20.00 per share (subject to adjustment as described in the depositary shares preliminary prospectus supplement) (the “minimum stock price”), then the fundamental change conversion rate will be determined (a) as if the stock price equaled the minimum stock price and (b) if the effective date is between two dates on the table, using straight-line interpolation, as described in the depositary shares preliminary prospectus supplement, subject to adjustment.

The following table sets forth the fundamental change conversion rate per depositary share based on the effective date of the fundamental change and the stock price in the fundamental change:

Stock Price on Effective Date
Effective Date	$20.00	$40.00	$60.00	$75.00	$80.00	$88.00	$95.00	$100.00	$110.00	$125.00	$150.00	$200.00	$250.00	$300.00
July 28, 2010	0.9445	0.7393	0.6513	0.6089	0.5976	0.5818	0.5700	0.5625	0.5496	0.5344	0.5168	0.4973	0.4873	0.4813
November 1, 2010	0.9155	0.7270	0.6443	0.6033	0.5922	0.5767	0.5651	0.5577	0.5450	0.5302	0.5130	0.4944	0.4851	0.4796
February 1, 2011	0.8858	0.7142	0.6370	0.5975	0.5867	0.5714	0.5600	0.5527	0.5403	0.5257	0.5090	0.4914	0.4827	0.4777
May 1, 2011	0.8557	0.7011	0.6298	0.5917	0.5811	0.5662	0.5549	0.5477	0.5354	0.5210	0.5049	0.4882	0.4803	0.4758
August 1, 2011	0.8254	0.6880	0.6228	0.5862	0.5758	0.5611	0.5499	0.5427	0.5305	0.5163	0.5006	0.4850	0.4779	0.4739
November 1, 2011	0.7948	0.6747	0.6161	0.5810	0.5708	0.5561	0.5449	0.5378	0.5255	0.5114	0.4962	0.4818	0.4755	0.4720
February 1, 2012	0.7638	0.6612	0.6096	0.5761	0.5660	0.5514	0.5400	0.5328	0.5204	0.5064	0.4916	0.4784	0.4731	0.4701
May 1, 2012	0.7326	0.6472	0.6034	0.5717	0.5617	0.5469	0.5353	0.5279	0.5152	0.5010	0.4867	0.4750	0.4706	0.4682
August 1, 2012	0.7011	0.6328	0.5976	0.5681	0.5581	0.5429	0.5308	0.5230	0.5097	0.4952	0.4815	0.4716	0.4682	0.4663
November 1, 2012	0.6693	0.6179	0.5921	0.5656	0.5556	0.5397	0.5266	0.5182	0.5038	0.4887	0.4758	0.4682	0.4657	0.4643
February 1, 2013	0.6372	0.6023	0.5866	0.5651	0.5552	0.5380	0.5232	0.5134	0.4970	0.4809	0.4696	0.4649	0.4634	0.4624
May 1, 2013	0.6049	0.5864	0.5796	0.5674	0.5586	0.5399	0.5212	0.5085	0.4877	0.4708	0.4635	0.4617	0.4610	0.4604
August 1, 2013	0.5682	0.5682	0.5682	0.5682	0.5682	0.5682	0.5263	0.5000	0.4582	0.4582	0.4582	0.4582	0.4582	0.4582

Because each depositary share represents a 1/20th fractional interest in a share of mandatory convertible preferred stock, a holder of depositary shares may only convert its depositary shares upon the occurrence of a fundamental change in lots of 20 depositary shares.

Joint Book-Running Managers:	Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.

Listing:	The Issuer will apply to list the depositary shares on the New York Stock Exchange, and expects trading on the New York Stock Exchange to begin within 5 days of the initial issuance of the depositary shares.

CUSIP / ISIN:	037411808 / US0374118083
The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the common stock preliminary prospectus supplement or the depositary shares preliminary prospectus supplement, as the case may be, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from sales representatives of Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282-2198, toll-free (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com; BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department, telephone: 866-500-5408 or by emailing dg.prospectus_requests@baml.com; Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, telephone: (800) 831-9146 or by emailing batprospectusdept@citi.com; and J.P. Morgan Securities Inc. via Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: (866) 803-9204.
This communication should be read in conjunction with the common stock preliminary prospectus supplement or the depositary shares preliminary prospectus supplement, as the case may be, and the accompanying prospectus. The information in this communication supersedes the information in the common stock preliminary prospectus supplement or the depositary shares preliminary prospectus supplement, as the case may be, and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.
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